Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial information included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section titled "Risk Factors," each of which appear in our annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission ("SEC") on March 4, 2025 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024 were prepared in accordance with International Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and presented in Swiss Francs ("CHF"), the legal currency of Switzerland.
Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sportswear brand rooted in innovation, design and sustainability that has built a passionate global community of fans across more than 80 countries. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single operating and reportable segment.

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024 include:

•    net sales increased by 43.0% to CHF 726.6 million, or by 40.0% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased by 45.3% to CHF 276.9 million, or by 42.4% on a constant currency basis;
•    net sales through the wholesale sales channel increased by 41.5% to CHF 449.7 million, or by 38.6% on a constant currency basis;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 33.6% to CHF 168.6 million, 32.7% to CHF 437.4 million and 130.1% to CHF 120.6 million, respectively;
•    net sales in EMEA, Americas and Asia-Pacific increased by 33.0%, 28.6% and 128.9% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 40.5% to CHF 680.9 million, 93.1% to CHF 38.1 million and 99.2% to CHF 7.6 million, respectively;

•    net sales from shoes, apparel and accessories increased by 37.5%, 91.0%, 97.0% on a constant currency basis, respectively;
•    gross profit increased by 43.5% to CHF 435.3 million from CHF 303.3 million;
•    gross profit margin increased to 59.9% from 59.7%;
•    net income decreased by 38.0% to CHF 56.7 million from CHF 91.4 million;
•    net income margin decreased to 7.8% from 18.0%;
•    basic earnings per share (“EPS”) Class A (CHF) decreased to 0.17 from 0.28;
•    diluted EPS Class A (CHF) decreased to 0.17 from 0.28;
•    adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 54.8% to CHF 119.9 million from CHF 77.4 million;
•    adjusted EBITDA margin increased to 16.5% from 15.2%;
•    adjusted net income decreased to CHF 70.5 million from CHF 106.5 million;
•    adjusted basic EPS Class A (CHF) decreased to 0.22 from 0.33; and
•    adjusted diluted EPS Class A (CHF) decreased to 0.21 from 0.33.

Key financial and operating metrics as of March 31, 2025 compared to December 31, 2024 included:
•    cash and cash equivalents decreased by 5.7% to CHF 871.8 million from CHF 924.3 million; and
•    net working capital increased by 20.3% to CHF 600.1 million from CHF 498.9 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month periods ended March 31, 2025 and 2024:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2025	2024	% Change

Net sales	726.6	508.2	43.0%
Cost of sales	(291.3)	(204.9)	42.2%
Gross profit	435.3	303.3	43.5%
Gross profit margin	59.9%	59.7%
Selling, general and administrative expenses	(358.2)	(264.8)	35.3%
Operating result	77.0	38.5	100.0%
Net financial result	(13.1)	77.3	(116.9)%
Income before taxes	63.9	115.8	(44.8)%
Income tax expenses	(7.2)	(24.4)	(70.3)%
Net income	56.7	91.4	(38.0)%

Basic EPS Class A (CHF)	0.17	0.28	(39.3)%
Diluted EPS Class A (CHF)	0.17	0.28	(39.3)%

Other data(1)
Adjusted EBITDA	119.9	77.4	54.8%
Adjusted EBITDA margin	16.5%	15.2%
Adjusted net income	70.5	106.5	(33.8)%
Adjusted basic EPS Class A (CHF)	0.22	0.33	(33.3)%
Adjusted diluted EPS Class A (CHF)	0.21	0.33	(36.4)%

(1)    Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	449.7	317.7	41.5%	38.6%
Direct-to-consumer	276.9	190.5	45.3%	42.4%
Net sales	726.6	508.2	43.0%	40.0%

Wholesale % of Net sales	61.9%	62.5%
Direct-to-consumer % of Net sales	38.1%	37.5%
Net sales %	100.0%	100.0%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales for the three-month period ended March 31, 2025 increased by CHF 218.4 million, or 43.0%, compared to the three-month period ended March 31, 2024.
Net sales generated by the wholesale sales channel for the three-month period ended March 31, 2025 increased by CHF 132.0 million, or 41.5%, to CHF 449.7 million, compared to CHF 317.7 million for the three-month period ended March 31, 2024. The increase was attributable to sustained strong demand from our wholesale partners, including the sell-in of the Cloud 6 model ahead of its launch, and our continued selective door expansion, particularly with global key accounts.
Net sales generated by the DTC sales channel for the three-month period ended March 31, 2025 increased by CHF 86.4 million, or 45.3%, to CHF 276.9 million, compared to CHF 190.5 million for the three-month period ended March 31, 2024. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from our DTC channel as a percentage of net sales increased to 38.1% for the three-month period ended March 31, 2025 compared to 37.5% for the three-month period ended March 31, 2024.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	437.4	329.6	32.7%	28.6%
Europe, Middle East and Africa	168.6	126.2	33.6%	33.0%
Asia-Pacific	120.6	52.4	130.1%	128.9%
Net Sales	726.6	508.2	43.0%	40.0%

Americas % of Net sales	60.2%	64.9%
Europe, Middle East, Africa % of Net sales	23.2%	24.8%
Asia-Pacific % of Net sales	16.6%	10.3%
Net sales %	100.0%	100.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all geographic regions for the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024, with Asia-Pacific showing particularly strong growth. The 32.7% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the collaboration with key account partners and the successful expansion of our retail stores. The 33.6% increase in net sales in EMEA was driven by the continued strength in the United Kingdom, particularly in our DTC channel, along with notable acceleration from France, Spain, Belgium, the Netherlands, and our Scandinavian markets. The 130.1% increase in net sales in Asia-Pacific was primarily driven by strong sales growth in China and Japan, across both channels.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	680.9	484.7	40.5%	37.5%
Apparel	38.1	19.7	93.1%	91.0%
Accessories	7.6	3.8	99.2%	97.0%
Net Sales	726.6	508.2	43.0%	40.0%

Shoes % of Net sales	93.7%	95.4%
Apparel % of Net sales	5.2%	3.9%
Accessories % of Net sales	1.0%	0.7%
Net sales %	100.0%	100.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all product groups during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024. The 40.5% increase in net sales for shoes was driven by new model launches, updates to existing models, and the continuity of successful products carrying over from previous seasons. Growth was driven by our Performance All Day vertical, in part due to the strong performance of the Cloud franchise following the launch of Cloud 6, and the Performance Running vertical, in part due to the strong performance of the Cloudsurfer and Cloudmonster franchises. The 93.1% increase in net sales in apparel during the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024 was driven primarily by our Performance Running, Performance Tennis and Performance All Day verticals, with notable acceleration from our Performance Training vertical. The exceptionally strong growth was further a result of year-over-year dynamics, considering the one-time apparel measures taken during the three-month period ended March 31, 2024, which included taking back items from wholesale channel partners in the interest of promoting the new collections and offer consistent sizing options in our wholesale partner stores. Accessories increased by 99.2% compared to the three-month period ended March 31, 2024.

Gross Profit

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Gross profit	435.3	303.3	43.5%
Gross profit margin	59.9%	59.7%

Cost of sales increased during the three-month period ended March 31, 2025 by CHF 86.4 million, or 42.2%, to CHF 291.3 million, compared to CHF 204.9 million during the three-month period ended March 31, 2024. Gross profit was CHF 435.3 million for the three-month period ended March 31, 2025, representing a gross profit margin of 59.9%, compared to CHF 303.3 million for the three-month period ended March 31, 2024, representing a gross profit margin of 59.7%. The increase in gross profit margin is mainly driven by a higher share of net sales through the DTC channel during the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Net sales	726.6	508.2	43.0%

Distribution expenses	(79.6)	(70.8)	12.3%
Selling expenses	(60.7)	(34.4)	76.6%
Marketing expenses	(80.8)	(61.5)	31.3%
Share-based compensation	(14.6)	(16.8)	(13.2)%
General and administrative expenses	(122.6)	(81.3)	50.8%
SG&A expenses	(358.2)	(264.8)	35.3%
Less share-based compensation	(14.6)	(16.8)	(13.2)%
SG&A expenses (excluding share-based compensation)	(343.7)	(248.0)	38.6%

Distribution expenses % of Net sales	11.0%	13.9%
Selling expenses % of Net sales	8.4%	6.8%
Marketing expenses % of Net sales	11.1%	12.1%
Share-based compensation % of Net sales	2.0%	3.3%
General and administrative expenses % of Net sales	16.9%	16.0%
SG&A expenses % of Net sales	49.3%	52.1%
SG&A expenses (excluding share-based compensation) % of Net sales	47.3%	48.8%

SG&A expenses for the three-month period ended March 31, 2025 increased by CHF 93.4 million, or 35.3%, to CHF 358.2 million, compared to CHF 264.8 million for the three-month period ended March 31, 2024. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 47.3% in the three-month period ended March 31, 2025 compared to 48.8% for the three-month period ended March 31, 2024.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•    Distribution expenses as a percentage of net sales decreased to 11.0% during the three-month period ended March 31, 2025 compared to 13.9% during the three-month period ended March 31, 2024. This was primarily due to lower warehousing and delivery costs resulting from operational efficiency gains during the three-month period ended March 31, 2025.
•    Selling expenses as a percentage of net sales increased to 8.4% during the three-month period ended March 31, 2025 compared to 6.8% during the three-month period ended March 31, 2024. The increase was driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related depreciation and personnel costs.
•    Marketing expenses as a percentage of net sales decreased to 11.1% during the three-month period ended March 31, 2025 compared to 12.1% during the three-month period ended March 31, 2024. The decrease was primarily driven by strong net sales growth, as well as a slight shift in the timing of our marketing campaigns.
•    Share-based compensation expenses decreased by CHF 2.2 million to CHF 14.6 million during the three-month period ended March 31, 2025 from CHF 16.8 million during the three-month period ended March 31, 2024.
•    General and administrative expenses as a percentage of net sales increased to 16.9% during the three-month period ended March 31, 2025 compared to 16.0% during the three-month period ended March 31, 2024. The increase is primarily due to one-off employee-related expenses, higher personnel-related expenses in key strategic growth areas, as well as higher IT and technology related expenses, including the consolidation of our technology teams and resources.

Depreciation and Amortization

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Depreciation and amortization	(28.3)	(22.1)	27.9%
Depreciation and amortization % of Net sales	3.9%	4.4%

Depreciation and amortization expenses during the three-month period ended March 31, 2025 increased by CHF 6.2 million, or 27.9%, to CHF 28.3 million, compared to CHF 22.1 million during the three-month period ended March 31, 2024. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 2.9 million as a result of office and retail expansion, mainly related to leasehold improvements, production tools and furniture and fixtures. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 3.3 million as a result of the expansion of our retail stores.

Net Financial Result

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Financial income	7.3	5.4	35.2%
Financial expenses	(5.9)	(4.9)	20.4%
Foreign exchange gain / (loss)	(14.5)	76.8	(118.9)%
Net financial result	(13.1)	77.3	(116.9)%
Financial income for the three-month period ended March 31, 2025 increased by CHF 1.9 million, or 35.2%, to CHF 7.3 million, compared to CHF 5.4 million for the three-month period ended March 31, 2024. The increase was primarily driven by an increase in the underlying amount of short-term investments.
Financial expenses for the three-month period ended March 31, 2025 increased by CHF 1.0 million, or 20.4%, to CHF 5.9 million, compared to CHF 4.9 million for the three-month period ended March 31, 2024. The increase was driven by higher interest expenses on lease contracts, resulting from additional leases outstanding as of March 31, 2025 compared to March 31, 2024.
Foreign exchange gain / loss for the three-month period ended March 31, 2025 resulted in a foreign exchange loss of CHF 14.5 million, compared to a foreign exchange gain of CHF 76.8 million for the three-month period ended March 31, 2024. The changes to foreign exchange gain / loss were primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

Income Taxes

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Income tax expense	(7.2)	(24.4)	-70.3%
Effective income tax rate	11.3%	21.1%

Income tax expense decreased during the three-month period ended March 31, 2025 by CHF 17.2 million to CHF 7.2 million, compared to income taxes of CHF 24.4 million during the three-month period ended March 31, 2024. The effective income tax rate was 11.3% for the three-month period ended March 31, 2025 compared to 21.1% for the three-month period ended March 31, 2024. The decrease in the effective tax rate was mainly driven by higher effectiveness of certain tax incentives during the three-month period ended March 31, 2025.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances and cash provided from operating activities.

Cash Flows

	Three-month period ended March 31,
(CHF in millions)	2025	2024	Change

Cash inflow / (outflow) from operating activities	(12.1)	81.0	(93.2)
Cash (outflow) from investing activities	(12.1)	(9.1)	(3.0)
Cash (outflow) from financing activities	(12.0)	(13.1)	1.1

Cash and cash equivalents at the beginning of the period	924.3	494.6	429.7
Change in cash and cash equivalents	(36.3)	58.8	(95.2)
Net impact of foreign exchange rate differences	(16.1)	31.1	(47.2)
Cash and cash equivalents at the end of the period (1)	871.8	584.6	287.3
(1)    Cash and cash equivalents as of March 31, 2025 and March 31, 2024 includes restricted cash in the amount of CHF 0.6 million and CHF 0.0 million, respectively.

Operating activities
Cash inflow / outflow from operating activities for the three-month period ended March 31, 2025 decreased by CHF 93.2 million resulting in a cash outflow of CHF 12.1 million, compared to a cash inflow of CHF 81.0 million for the three-month period ended March 31, 2024. This decrease is mainly driven by a decrease in cash flows from changes in working capital of CHF 95.9 million and various other offsetting decreases and increases. The change in cash flows from changes in working capital primarily relates to an increase in the trade receivables balance, due to higher net sales through the wholesale sales channel during the three-month period ended March 31, 2025, in comparison to the three-month period ended December 31, 2024.

Investing activities
Cash outflow from investing activities for the three-month period ended March 31, 2025 increased by CHF 3.0 million to CHF 12.1 million, compared to CHF 9.1 million for the three-month period ended March 31, 2024. The increase is driven by higher purchases of property, plant and equipment.

Financing activities
Cash outflow from financing activities for the three-month period ended March 31, 2025 decreased by CHF 1.1 million to CHF 12.0 million, compared to CHF 13.1 million for the three-month period ended March 31, 2024. The decrease is driven by higher proceeds from stock option exercises, partially offset by higher repayments of lease liabilities due to a higher lease liability balance resulting from new retail stores, offices, and warehouses.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2025	2024	% Change

Accounts receivables	362.7	246.1	47.4%
Inventories	399.3	419.2	(4.7)%
Trade payables	(162.0)	(166.5)	(2.7)%
Net working capital	600.1	498.9	20.3%

Capital Management

	As of March 31,	As of December 31,
(CHF in millions, except share and per share data)	2025	2024	% Change

As of March 31, 2025: CHF 0.10 nominal value, 302,455,664 Class A Ordinary Shares issued of which 291,580,836 were outstanding As of December 31, 2024: CHF 0.10 nominal value, 302,455,664 Class A Ordinary Shares issued of which 289,296,343 were outstanding	30.2	30.2	—%
As of March 31, 2025 and December 31, 2024: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.7	33.7	—%
Treasury shares	(26.6)	(26.8)	(0.7)%
Share premium	756.9	756.9	—%
Statutory reserves	59.9	53.9	11.1%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	418.2	406.7	2.8%
Capital reserves	1,227.6	1,210.0	1.5%
Other reserves	(12.9)	(4.0)	223.4%
Retained earnings	235.6	178.9	31.7%
Equity	1,457.4	1,391.8	4.7%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2025	289,296,343	345,437,500
Sale of treasury shares related to share-based compensation	2,285,404	—
Purchase of treasury shares	(911)	—
Shares issued and outstanding as of March 31, 2025(1)	291,580,836	345,437,500

Awards granted under various incentive plans not yet exercised or distributed as of March 31, 2025(2)	3,374,425	—
Awards granted under various incentive plans with dilutive effects as of March 31, 2025	3,127,526	13,487,132
(1)    As of March 31, 2025 there were 10,874,828 treasury shares held by On (December 31, 2024: 13,159,321).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS as of March 31, 2025.

Share-based compensation

As of March 31, 2025, On has recognized an increase in shareholders' equity in the balance sheet of CHF 11.6 million for share-based compensation incurred during the three-month period ended March 31, 2025.
For the three-month period ended March 31, 2025, we recognized a share-based compensation charge of CHF 14.6 million pursuant to the following share-based compensation plans and programs for select employees, including our group executive team and senior management team:

• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement ("credit facility"). On has an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has been extended for a period of one year already, and may be extended again for a period of one year.
As of March 31, 2025 and December 31, 2024, we have not drawn cash from the credit facility, and we do not currently expect to do so in the near term. As of March 31, 2025, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the three-months ended March 31, 2025, we were in compliance with all covenants under the credit facility.
Further, as of March 31, 2025, trade receivables and inventories with a carrying value of CHF 293.3 million and CHF 274.3 million, respectively, were pledged in relation to the credit facility.

Material Cash Requirements
There were no material changes outside of the ordinary course of business during the three-months ended March 31, 2025 to the material cash requirements reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of March 31, 2025, total lease commitments are CHF 357.0 million, with CHF 24.1 million, CHF 144.5 million, and CHF 188.4 million due in less than one year, between one to five years, and more than five years, respectively. The increase in total lease commitments of CHF 357.0 million as of March 31, 2025 compared to CHF 331.1 million as of December 31, 2024, relates to planned retail store expansion.

Off-Balance Sheet Arrangements
As of March 31, 2025 and December 31, 2024, we provided guarantees and letters of credit in the amount of CHF 166.6 million and CHF 168.3 million in favor of third parties, respectively. Of the total guarantee outstanding as of March 31, 2025 and December 31, 2024, CHF 166.6 million and CHF 168.3 million, respectively, relates to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of March 31, 2025.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS to their most directly comparable IFRS measure. See sections titled "Liquidity and Capital Resource" and "Operating Results" for reconciliations of net working capital and net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Net income	56.7	91.4	(38.0)%
Exclude the impact of:
Income taxes	7.2	24.4	(70.3)%
Financial income	(7.3)	(5.4)	35.2%
Financial expenses	5.9	4.9	20.4%
Foreign exchange result	14.5	(76.8)	118.9%
Depreciation and amortization	28.3	22.1	27.9%
Share-based compensation (1)	14.6	16.8	(13.2)%
Adjusted EBITDA	119.9	77.4	54.8%
Adjusted EBITDA margin	16.5%	15.2%	8.3%
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except share and per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	50.7	6.0	81.6	9.8
Exclude the impact of:
Share-based compensation (1)	13.0	1.5	15.0	1.8
Tax effect of adjustments(2)	(0.7)	(0.1)	(1.5)	(0.2)
Adjusted net income	63.1	7.4	95.1	11.4

Weighted number of outstanding shares	293,337,960	345,437,500	287,651,434	345,437,500
Weighted number of shares with dilutive effects	4,460,419	13,487,132	3,356,157	11,812,592
Weighted number of outstanding shares (diluted and undiluted)(3)	297,798,379	358,924,632	291,007,591	357,250,092

Adjusted basic EPS (CHF)	0.22	0.02	0.33	0.03
Adjusted diluted EPS (CHF)	0.21	0.02	0.33	0.03
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Factors Affecting Performance and Trend Information
We expect our growth, financial condition, cash flows, and results of operations will continue to be affected by a number of factors and trends. Refer to "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on these factors. Below, we have included recent updates.

Customs and duty expenses, cost inflation, consumer spending, ability to manage inventory, and foreign exchange
On April 2, 2025, the United States ("US") announced a 10% baseline tariff and higher country-specific reciprocal tariffs on imports from all countries. Other countries, including China, announced retaliatory actions or plans for retaliatory actions. On April 9, 2025, the US implemented a 90-day pause on the country-specific reciprocal tariffs for all countries except China, leaving the 10% baseline tariff in place.
The tariffs, to the extent they are in effect, increase the costs of products we source from outside the US and subsequently sell within the US. During the three months ended March 31, 2025, approximately 90% and 10% of our footwear products were produced in Vietnam and Indonesia, respectively. Approximately 65% of our apparel and accessories products were produced in Vietnam, 20% in Turkey, 5% in China, and 10% in the rest of Europe. Additionally, during the three months ended March 31, 2025 and the year ended December 31, 2024, the US market accounted for approximately 55% and 59%, respectively, of our total net sales.
Although we are closely monitoring the tariff and trade policy actions taken by the US and foreign governments, the rapidly changing global trade environment has introduced a significant amount of uncertainty and potential disruption. During the three months ended March 31, 2025, these new tariff actions did not have a significant impact on our results of operations; however, we have and expect to continue to experience increased foreign currency exchange rate volatility, which we attribute, in part, to the significant uncertainty surrounding the global trade environment.
These recent US tariff announcements, retaliatory measures by other countries, and the significant uncertainty surrounding the global trade environment could also contribute to inflationary pressures, geopolitical tensions, supply chain disruptions, macroeconomic and market volatility, and uncertainty for our customers, which may increase the cost of our products and other operational costs (including freight expenses), and negatively impact customer demand, consumer spending, and our ability to manage inventory. While the ultimate impact remains uncertain, the ongoing tariff situation could have a material adverse impact on our business, financial condition, results of operations and the price of our Class A ordinary shares.
In line with our ambition to be the most premium global sportswear brand, we continuously assess our global pricing strategy within the movements of the industry and take action where appropriate to maintain our premium brand positioning. Actions taken to maintain our brand positioning, including through raising prices, could result in reduced consumer demand and loss of market share, and could impact other factors discussed above.
Refer to "Item 5. Operating and Financial Review and Prospects" and "Item 3. Risk Factors" within our Annual Report for further information on these factors.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2024, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2024 included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our 2024 Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended March 31,
(CHF in millions, except per share data)	2025	2024

Net sales	726.6	508.2
Cost of sales	(291.3)	(204.9)
Gross profit	435.3	303.3
Selling, general and administrative expenses	(358.2)	(264.8)
Operating result	77.0	38.5
Financial income	7.3	5.4
Financial expenses	(5.9)	(4.9)
Foreign exchange gain / (loss)	(14.5)	76.8
Income before taxes	63.9	115.8
Income tax expense	(7.2)	(24.4)
Net income	56.7	91.4
Earnings per share
Basic EPS Class A (CHF)	0.17	0.28
Basic EPS Class B (CHF)	0.02	0.03

Diluted EPS Class A (CHF)	0.17	0.28
Diluted EPS Class B (CHF)	0.02	0.03

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2025	2024

Net income	56.7	91.4
Foreign currency translation effect	(10.2)	4.9
Taxes on foreign currency translation effect	1.3	—
Items that will be reclassified to income statement when specific conditions are met	(8.9)	4.9
Other comprehensive income / (loss), net of tax	(8.9)	4.9
Total comprehensive income	47.8	96.2

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	3/31/2025	12/31/2024

Cash and cash equivalents	871.8	924.3
Trade receivables	362.7	246.1
Inventories	399.3	419.2
Other current financial assets	41.9	56.4
Other current operating assets	124.5	113.7

Current assets	1,800.3	1,759.7

Property, plant and equipment	127.4	127.2
Right-of-use assets	313.7	323.6
Intangible assets	56.4	58.3
Deferred tax assets	121.0	107.8

Non-current assets	618.5	617.0

Assets	2,418.8	2,376.7

Trade payables	162.0	166.5
Current lease liabilities	57.3	59.1
Other current financial liabilities	53.2	51.3
Other current operating liabilities	297.0	299.3
Current provisions	20.2	21.7
Income tax liabilities	53.8	62.5

Current liabilities	643.4	660.4

Employee benefit obligations	9.3	8.6
Non-current provisions	18.0	14.9
Non-current lease liabilities	280.7	288.5
Other non-current financial liabilities	0.8	1.7
Deferred tax liabilities	9.2	10.8

Non-current liabilities	318.0	324.5

Share capital	33.7	33.7
Treasury shares	(26.6)	(26.8)
Capital reserves	1,227.6	1,210.0
Other reserves	(12.9)	(4.0)
Retained earnings	235.6	178.9

Equity	1,457.4	1,391.8

Equity and liabilities	2,418.8	2,376.7

Consolidated interim statements of cash flows
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2025	2024

Net income	56.7	91.4
Adjustments for:
Share-based compensation	11.6	9.8
Employee benefit expenses	0.8	0.5
Depreciation and amortization	28.3	22.1
Interest income and expenses	(3.3)	(2.1)
Net exchange differences	26.7	(72.5)
Income taxes	7.2	24.4
Change in working capital	(120.3)	(24.4)
Trade receivables	(124.7)	(71.9)
Inventories	8.0	21.5
Trade payables	(3.5)	26.0
Change in other current assets / liabilities	(3.6)	33.5
Change in provisions	—	7.8
Interest received	7.3	5.2
Income taxes paid	(23.6)	(14.7)
Cash inflow / (outflow) from operating activities	(12.1)	81.0

Purchase of property, plant and equipment	(11.3)	(8.0)
Purchase of intangible assets	(0.8)	(1.1)
Cash (outflow) from investing activities	(12.1)	(9.1)

Payments of lease liabilities	(14.0)	(11.7)
Proceeds on sale of treasury shares related to share-based compensation	6.1	1.7
Interest paid	(4.0)	(3.1)
Cash (outflow) from financing activities	(12.0)	(13.1)

Change in cash and cash equivalents	(36.3)	58.8
Cash and cash equivalents balance at beginning of the year	924.3	494.6
Net impact of foreign exchange rate differences	(16.1)	31.1
Cash and cash equivalents balance at end of the period	871.8	584.6

Consolidated interim statements of changes in equity
(unaudited)

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings	Total equity

Balance as of December 31, 2023	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5
Net income	—	—	—	—	91.4	91.4
Other comprehensive income	—	—	—	4.9	—	4.9
Comprehensive income for the three months ended March 31, 2024	—	—	—	4.9	91.4	96.2

Share-based compensation	—	—	9.8	—	—	9.8
Sale of treasury shares	—	0.1	2.6	—	—	2.7
Tax impact on transactions with treasury shares	—	—	(0.3)	—	—	(0.3)
Balance as of March 31, 2024	33.5	(26.7)	1,152.9	(4.9)	28.0	1,182.8

Balance as of December 31, 2024	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8
Net income	—	—	—	—	56.7	56.7
Other comprehensive loss	—	—	—	(8.9)	—	(8.9)
Comprehensive income / (loss) for the three months ended March 31, 2025	—	—	—	(8.9)	56.7	47.8

Share-based compensation	—	—	11.6	—	—	11.6
Sale of treasury shares	—	0.2	6.0	—	—	6.2
Balance as of March 31, 2025	33.7	(26.6)	1,227.6	(12.9)	235.6	1,457.4